EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE AND SIX MONTHS ENDED JUNE 30, 2014

GENERAL

This Management’s Discussion and Analysis (“MD&A”) for Eurasian Minerals Inc. (the “Company”, “EMX” or “Eurasian”) has been prepared based on information known to management as of August 12, 2014.

This MD&A is intended to help the reader understand the condensed consolidated interim financial statements and should be read in conjunction with the condensed consolidated interim financial statements of the Company for the six months ended June 30, 2014 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form (“AIF”), actual events may differ materially from current expectations. More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F, including the AIF and recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website at www.EurasianMinerals.com.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

The MD&A may use the terms “Inferred” and “Indicated” resources. Eurasian advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 (“NI 43-101”), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that “inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

COMPANY OVERVIEW

Eurasian is a Tier 1 company that trades on the TSX Venture Exchange and the NYSE MKT. The Company is principally in the business of exploring for, and generating royalties, from metals and minerals properties, as well as identifying royalty opportunities for purchase. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand.

Eurasian operates as a royalty and prospect generator. Under the royalty and prospect generation business model, EMX acquires and advances early stage mineral exploration projects and then forms partnerships with other parties for a retained royalty interest, as well as annual advanced royalty and other cash and/or share payments. During the partnership phase, Eurasian continues to provide technical and commercial assistance to encourage timely advancement of the projects. By converting project equity into royalty interests, Eurasian a) reduces its exposure to the costs and risks associated with mineral exploration and project development, while b) maintaining the opportunity to participate in discovery and exploration upside, and c) developing a pipeline for potential production royalty payments and associated brownfields discoveries in the future. This approach helps preserve the Company’s treasury, which can be utilized for other business initiatives.

Strategic investments are an important complement to the Company’s royalty and prospect generation. These investments are made in unrecognized or undervalued exploration companies identified by Eurasian’s core group of entrepreneurial geologists. Depending on the opportunity, EMX may assist with the development of value in these assets, with exit strategies that can include royalty positions or equity sales.

HIGHLIGHTS FOR THE QUARTER

•

For the quarter ended June 30, 2014, the Company had gross revenue of $567,663 and net loss of $2,794,687. Gross exploration expenditures totaled $2,566,990 of which $1,651,157 was recovered from partners.

•	EMX partnered the Lomitas Negras Arizona porphyry copper project with a Rio Tinto subsidiary and the Cathedral Well Nevada Carlin-type gold project with Ely Gold and Minerals Inc.

•	Partner Çolakoglu Ticari Yatirim A.S. reported drill results from the Akarca project in Turkey that expanded the size of the Fula Tepe gold-silver zone, which remains open in all directions.

•	EMX initiated a new exploration program in Norway, and acquired the Storbekken and Burfjord properties. These direct acquisitions were made with minimal costs.

•

EMX continued to expand its portfolio of assets in New Zealand by applying for new exploration and prospecting permits in the Hauraki Goldfield and Taupo Volcanic Zone, while evaluating other opportunities in the region.

•

EMX and Joint Venture partner Newmont participated in a series of consultation meetings between the World Bank, the Government of Haiti, and other industry representatives to present comments on a draft version of the new Haitian Mining Code.

•

IG Copper LLC (“IGC”), an EMX strategic investment, advised it had acquired the 260 square kilometer Salasinskaya property located along trend from, and nearby to, IGC's 390 square kilometer Shelekhovo gold-silver-copper project. Both properties are outside the Malmyzh joint venture with Freeport, and 100% controlled by IGC.

OUTLOOK

The Company is maintaining a trend of commercial success with new partnerships and project acquisitions at minimal cost. The challenging market conditions in the junior resource sector are providing Eurasian with early stage business opportunities, while available properties in the portfolio continue to receive commercial interest from potential partners seeking quality exploration projects. Prevailing market conditions have also created new generative opportunities, as competitor activity in many jurisdictions is further diminished. Eurasian is conducting aggressive exploration programs around the world, with an emphasis on generating projects in prospective, but politically stable jurisdictions such as Scandinavia, Australia, New Zealand, and the Americas.

Eurasian's commitment to execute commercial agreements and advance its projects through partnerships serves to build its generative royalty portfolio over time. Coupled with provisions of capital from the Carlin Trend royalties and growth in the strategic investment portfolio, EMX's diversified business model consistently generates value for its shareholders.

ROYALTY OVERVIEW

Eurasian has a portfolio of royalty properties that includes interests on five continents. In the Western United States, the principal asset is the Leeville royalty property located in Nevada’s Northern Carlin Trend. During the second quarter of 2014, the Company earned approximately US$521,000 from the Leeville royalty. These payments were sourced principally from Newmont's Leeville mine, but also included contributions from Newmont’s underground gold mining operations at Carlin East, North Lantern and Turf. Further, all of EMX’s partnered exploration properties include a royalty option. As a result, in addition to the Leeville royalty, EMX receives advance royalty payments from various other properties in the portfolio.

PROPERTY OVERVIEW

NORTH AMERICA

Eurasian, through its wholly-owned North American subsidiary Bronco Creek Exploration (“BCE”), has been actively advancing its portfolio through partner funded work programs that included drilling at two projects in Arizona and geophysical surveys at five additional projects in Arizona and Nevada. In addition to partner funded programs, the Company continued to stake ground in key mining districts while marketing available projects. EMX executed two new agreements in the second quarter, one with Rio Tinto's subsidiary Kennecott Exploration for the Lomitas Negras porphyry copper target in Arizona, and the second with Ely Gold and Minerals for the Cathedral Well gold property in Nevada. Subsequent to quarter end, Vale relinquished its interest in the Copper Basin project and Savant terminated its interest in the Jasper Canyon project, with EMX regaining 100% control of both properties.

Eurasian’s North American portfolio is comprised of 29 properties covering more than 36,000 hectares in Arizona, Nevada, Utah, Wyoming, and Alaska. The portfolio includes porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and high-grade gold-silver vein targets. EMX currently has eleven properties partnered in North America.

Lomitas Negras

The Lomitas Negras project is located in southeast Arizona, approximately sixteen kilometers south of the San Manuel-Kalamazoo deposit. The project contains isolated altered outcrops with anomalous base metal mineralization that occur within a broad area of post-mineral cover rocks. An agreement with Kennecott Exploration Company (“Kennecott”), a subsidiary of the Rio Tinto Group, was announced on May 15, 2014, whereby Kennecott can earn a 100% interest by completing US $4.5 million in exploration expenditures, making escalating option payments totaling US $900,000 within five years of execution, and granting EMX a 2% NSR royalty. After Kennecott’s earn-in, EMX will receive yearly advanced minimum royalty and project milestone payments (see EMX news release dated May, 15, 2014).

During the quarter, a reconnaissance diamond drill program was completed as core tails from two widely-spaced, previously drilled reverse circulation pre-collars. Hole LN-13-01 intersected quartz-sericite-pyrite altered bedrock at 750 meters depth that occurs within coincident structural, magnetic, and soil gas hydrocarbon anomalies. LN-13-02 was terminated in cover rocks at a depth of 1,029.3 meters. Initial interpretation of the drill results suggests the depth to target rocks becomes much shallower directly west of hole LN-13-02. EMX and Kennecott are discussing a follow-up exploration program.

Superior West

The Superior West project is located west of the historic mining town of Superior, Arizona, and adjacent to the Resolution Copper property. The project covers several porphyry copper targets, as well as the projected western extension of the historic Magma Vein.

During the quarter, EMX's review of geophysical data received from previous partner Freeport McMoRan identified a linear anomaly transecting a portion of the property that coincides with the Company’s interpreted structural offset of the Magma Vein. Also during the reporting period, Eurasian continued to increase the size of the property position through additional staking. The Company is in discussions with several potential partners interested in the property.

Cathedral Well

The Cathedral Well project is located at the southern end of the Battle Mountain-Eureka gold trend, approximately 55 kilometers southwest of Ely, Nevada, and surrounds most of the historic Green Springs mine. The property contains numerous outcropping jasperoids and de-calcified zones developed along receptive sedimentary host rocks that were the focus of historic production within the district.

Eurasian announced the execution of an agreement with Ely Gold and Minerals (“Ely Gold”) for the Cathedral Well property on July 7, 2014. Ely Gold may earn a 100% interest in the property by making staged option payments and granting EMX a 2.5% NSR royalty, inclusive of an underlying 0.5% NSR royalty. After earning the 100% interest in the project, Ely Gold will pay EMX annual advanced royalties equal to 20 ounces of gold each year until completion of a feasibility study, and then 35 ounces of gold until commencement of commercial production. Ely Gold may purchase 0.5% of the NSR royalty out of Eurasian’s NSR by paying EMX 500 ounces of gold within sixty days of commercial production (see EMX news release dated July 7, 2014).

Ely Gold is permitting a drill program to test multiple targets across the consolidated Green Springs property position, including underlying sedimentary units that are important host rocks elsewhere in the region, that remain largely untested across the property.

Copper Basin

The Copper Basin copper-molybdenum property is located in central Arizona, approximately 80 kilometers north-northwest of Phoenix, and was acquired under the Regional Acquisition Agreement with Vale and advanced under a separate Designated Project earn-in agreement. Earlier exploration and drill results confirmed the presence of a large porphyry copper-molybdenum system with nearly a kilometer of vertical extent within a 1.5 square kilometer area of porphyry style alteration, mineralization, and related geophysical anomalies.

In June of this year, Vale funded a three hole diamond drill program totaling 1,140.1 meters. Two of the holes, CB-14-01 and CB-14-02 were completed in the western target area to test for sources of mineralized igneous dikes and breccias encountered in the 2013 drill program, and both holes were terminated in anomalous (~0.04 -0.20% Cu) to low-grade (0.2 -0.4% Cu) mineralization. Hole CB-14-01 intercepted anomalous to low-grade copper (molybdenum) mineralization at 240 meters that generally increased with depth from 286 meters to the end-of-hole at 387.1 meters. Hole CB-14-02 intercepted multiple structurally controlled zones (~3-5 m in width) of weakly anomalous copper (molybdenum) mineralization. The third hole, CB-14-03 was collared in the south-central portion of the central zone and intercepted strongly anomalous to low-grade copper (molybdenum) mineralization along its entire 310.9 meter length. On July 16, 2014, Vale relinquished its interest in the project, with EMX regaining 100% control of Copper Basin. Vale spent more than US $3.5 million adding value to the property by completing geologic mapping, sampling, geophysical surveys, and 3,916 meters of drilling in two programs.

The property is now available for partnership, with much of the original target untested by drilling. This target is highlighted by alteration and mineral zoning that vectors towards a magnetic low interpreted to represent the shallower portion of the copper-molybdenum system concealed beneath less altered host rocks. Refer to the EMX news release dated July 27, 2013 and www.EurasianMinerals.com for more information on Copper Basin exploration results and a description of the Quality Assurance and Quality Control measures used for the project.

Buckhorn Creek, Jasper Canyon, and Frazier Creek

The Buckhorn Creek and Jasper Canyon copper-molybdenum projects are located in the Laramide porphyry copper belt of southern Arizona and the Frazier Creek copper-molybdenum project is located in the Battle Mountain-Eureka trend of north-central Nevada. Recognition of post-mineral structural relationships, and application of alteration and geochemical zoning patterns in that context, has identified untested porphyry copper targets at each of the three projects.

In 2013, Savant Explorations Ltd. (“Savant”) signed three separate Agreements to earn an initial 60% interest in a given project for cash, shares, and work commitments (see EMX news release dated October 30, 2013). After the initial earn-in, Savant may either: 1) earn the remaining 40% interest for additional work expenditures, cash and advanced royalty payments, and granting EMX a 2.5% NSR royalty or 2) elect to form a joint venture company. If a JV is formed, EMX may elect not to participate and exchange its 40% interest for a 2.5% NSR royalty and escalating annual advanced royalty. Savant may purchase up to 0.5% of the royalty for US $2 million.

During the quarter, Savant completed two IP geophysical lines totaling eight line kilometers at Buckhorn Creek that highlighted two strong chargeability anomalies coincident with a previously identified structural target. Permitting for a drill test of this target is currently underway. Two CSAMT lines, totaling 6.8 line kilometers, were completed at Jasper Canyon. Savant’s interpretation of these results suggests that the target rocks lie slightly deeper than expected and subsequent to the second quarter, Savant terminated its interest in that project. Savant's mapping and sampling at Frazier Creek confirmed anomalous copper and molybdenum mineralization associated with quartz veining and silicified carbonate rocks over a 1.8 by 0.8 kilometer area. Permitting for a drill test at Frazier Creek began during the quarter for a program planned for later in 2014.

Copper Springs, Copper King, and Red Top

The Copper Springs, Copper King, and Red Top properties are three porphyry copper-molybdenum projects located in the Globe-Miami and Superior (Pioneer) mining districts, approximately 100 kilometers east of Phoenix, Arizona. EMX’s geologic mapping and structural geologic reconstructions identified new, concealed porphyry copper targets at each of the properties. EMX has three separate Option Purchase Agreements with Desert Star Resources Ltd. (“Desert Star”) whereby Desert Star can acquire a 100% interest in each of the projects for cash, shares, and work commitments, after which EMX will retain a 2.5% NSR royalty (see EMX news release dated September 4, 2014).

Desert Start funded completion of IP geophysical surveys at Copper King and Red Top, totaling 4.2 and 2.8 line kilometers, respectively, that identified chargeability anomalies for follow-up drill testing. At Copper King, strong chargeability and resistivity anomalies supportive EMX’s target concept of a tilted porphyry copper system lying beneath less altered host rocks. At Red Top the geophysical anomaly lies to the north of the original target area, and subsequent to quarter end, Desert Star staked an additional 44 mining claims covering the new anomaly area. At Copper Springs, a 150 station gravity survey was completed to augment a previous gravity survey and better define depths to target rocks. Permitting for drill tests at all three properties is underway.

Other Work Conducted in the Western U.S.

Eurasian continued evaluation of other property and royalty acquisition opportunities in the western US. Much of the generative work focused on gold opportunities in the Great Basin, utilizing new geologic concepts from ongoing research partially funded by EMX at the University of Arizona. In addition, Eurasian advanced discussions with a number of potential partners for available properties and regional exploration alliances.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on North America.

TURKEY

All EMX projects in Turkey are now being advanced by partner companies. Partner funded drilling continued at the Akarca gold-silver project, and work programs were executed by partners on other projects in the Turkish portfolio during the quarter. During the six months ended June 30, 2014, EMX reinitiated generative exploration activities and continues evaluating other business opportunities in the country.

Akarca

The Akarca project is a 2006 EMX grassroots exploration discovery located in Turkey’s Western Anatolia region, and is covered by two exploitation licenses. The property contains multiple occurrences of epithermal gold-silver mineralization within a district-scale area. Gold and silver mineralization occurs as structurally focused vein-style and disseminated-style mineralization in zones of silicified host rocks. The mineralized zones are consistently oxidized to depths of 80 to 100 meters.

The Akarca project is covered by an Option Agreement with olakoglu Ticari Yatirim A.S. (“olakoglu”), a privately owned Turkish company, for a combination of cash payments, gold bullion, work commitments, and a 3.5% NSR royalty interest as announced in June 2013 (see EMX news release dated June 20, 2013).

olakoglu completed core drilling at the Fula Tepe prospect during the second quarter, and reported results to EMX from 26 diamond holes totaling approximately 2,220 meters. The drilling was conducted at a nominal 50 meter spacing along strike of the mineralized zone, with offset drill fences both extending and broadening the zone. As a result of this program, new zones of mineralization were discovered that run parallel to the main mineralized system. Notably, the recent drilling intersected two of the three highest grades from the property to date (AKC-112 with 1.1m @ 112.5 g/t Au and 397 g/t Ag and AKC-120 with 1.0m @ 155.5 g/t Au and 1060 g/t Ag; true widths estimated at 50-75% of interval length). In addition to the step-out drill holes, reconnaissance drilling also intersected new gold-silver veins a further 100 meters to the northwest (AKC-119), and 200 meters to the southeast (AKC-128A, AKC-129). The drilling at Fula Tepe has now outlined a 700 by 300 meter, northeast striking corridor of quartz veining, silicification, and mineralization hosted in conglomerates and sandstones that remains open for expansion in all directions. EMX is encouraged by these results, as ongoing exploration continues to discover concealed epithermal mineralization beneath a shallow cover of soil and vegetation.

olakoglu's exploration work more recently focused on additional drilling and sampling in the Kucukhugla, Sarikaya, and Percem Tepe prospect areas. Those results are pending. olakoglu also advised that engineering and environmental studies and permitting processes required to keep the two exploitation licenses in good standing are ongoing.

EMX's grassroots discovery and subsequent exploration successes at Akarca have led to in-the-ground investments of over US $8 million by partner companies. Refer to the EMX news release dated July 17, 2014 for more information on the Akarca exploration results and a description of the Quality Assurance and Quality Control measures used for the project.

Alankoy

The Alankoy gold-copper property is located in the Biga Peninsula of northwestern Turkey, and occurs in an area noted for a number of recent discoveries. EMX’s earlier work outlined a six square kilometer area of lithocaps and quartz–alunite and argillic alteration with gold-copper mineralization. An Exploration and Option Agreement (the “Agreement”) with Ferrite Resources Ltd. (“Ferrite”), a privately-held Australian company, was announced in January 2014. The Agreement granted Ferrite the option to acquire EMX subsidiaries that hold the Alankoy project for cash payments, work commitments, and Advanced Annual Royalties (“AARs”), with EMX retaining a 3% production royalty (see EMX new release dated January 7, 2014).

EMX and Ferrite are planning a summer work program that will include small scale kaolinite production as mandated by the terms of the exploitation permit for the project. This work is expected to be completed in August.

Golcuk

The Golcuk copper-silver property is located in the Eastern Pontides metallogenic belt of northeast Turkey. The mineralization at Golcuk primarily occurs as stacked, stratabound horizons with disseminated copper and silver hosted in volcanic units, as well as in localized cross-cutting fault-controlled veins and stockworks of bornite, chalcopyrite and chalcocite. Pasinex Resources Ltd. (“Pasinex”) signed an option agreement in July 2012 to acquire a 100% interest in the Golcuk property for a combination of Pasinex shares and work commitments, with EMX retaining a 2.9% NSR royalty that Pasinex has the option of buying down to 2% within six years of the agreement date for US $1 million.

Pasinex reported that it has received drill permits for 19 locations at the main zone and four locations at the east zone during the reporting period. Pasinex has a 2,000 meter drilling program planned.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed and approved the above technical disclosure on Turkey.

AUSTRALIA AND ASIA-PACIFIC

In the second quarter EMX was granted a new exploration tenement for the Koonenberry project, combined the two exploration permits into one “amalgamated” permit and completed a reconnaissance drill program at Neavesville, and applied for new exploration and prospecting permits elsewhere in New Zealand's Hauraki Goldfield and Taupo Volcanic Zone. Discussions continue with potential partners for available projects in the Australia and Asia-Pacific region.

Koonenberry - Australia

The Koonenberry project is positioned along the northwest trending, regional-scale Koonenberry fault in southeastern Australia. Although there are no records of previous hardrock mining in the Koonenberry area, much of the gold recovered through surface prospecting occurs as coarse specimens with attached “reef” quartz, suggesting a nearby primary source. All of EMX’s interests in Koonenberry are being advanced by partner companies, with EMX retaining various royalty interests that cover the entire project area totaling over 1,400 square kilometers. The majority of the prospective ground covered by this extensive royalty position remains unexplored.

During the reporting period, EMX was granted a new exploration permit covering 8,850 hectares that were previously held under option by Eurasian. This newly granted EMX tenement is now included in the Exploration and Option Agreement with North Queensland Mining Pty Ltd signed in February 2014 (see EMX news release dated February 19, 2014), with EMX retaining a royalty interest upon earn-in.

The Sisters – Australia

The Sisters project is located 45 kilometers northeast from Broken Hill in New South Wales, Australia. The Sisters prospect occurs as a sequence of copper-cobalt-gold bearing quartz-magnetite and chlorite-magnetite schists within the same stratigraphic units that host mineralization in the Broken Hill district. These copper bearing units have traditionally not been an exploration focus in a district known for lead-zinc-silver mineralization. However, in recent years economic copper-cobalt-gold deposits have been defined in the greater Broken Hill (Olary) region. EMX holds 100% of an exploration permit covering 5,605 hectares centered on a series of outcropping folded quartz-magnetite units, with historic copper-cobalt reconnaissance drill intersections and surface exposed mineralization.

During the quarter, EMX conducted reconnaissance mapping and land holder negotiations. The Company continues discussions with potential partners.

Neavesville – New Zealand

The Neavesville project covers 30 square kilometers of prospective geology in the Hauraki goldfield of New Zealand's North Island. EMX acquired the project, which covers a historic JORC gold-silver resource, on open ground and at minimal cost. The property hosts a variety of mineralization styles that include replacement bodies in black shales and breccias, as well as higher-grade, structurally controlled quartz veins. In addition to the two main centers of epithermal gold-silver mineralization, there are multiple untested gold-silver targets identified by EMX’s reconnaissance exploration.

In April, EMX completed an initial drill test that confirmed the presence of quartz veins in strongly resistive anomalies identified by CSAMT geophysical profiles. Although vein materials are not exposed at the surface in those areas, the CSAMT data indicates that veins are present in the subsurface at shallow depths. EMX's reverse circulation drilling encountered vein materials where strong CSAMT anomalies were recorded. However, recovery was poor, and the drill samples collected are not considered to be adequate for gold analyses, but instead serve to provide clear evidence that veins are present where predicted. Similar geophysical methods were also used in New Zealand’s Waihi district to identify unexposed veins and exploration targets. Having confirmed the presence of concealed vein materials in this program, EMX now intends to use geophysical surveys across the project area to identify additional exploration targets.

In June, New Zealand Petroleum & Mines (NZP&M) approved EMX’s proposal to amalgamate the two permits covering the Neavesville project into a single permit to facilitate exploration and reporting requirements. Negotiations are ongoing with potential partners interested in the project.

Qualified Person

Chris Spurway, MAIG, MAusIMM, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed and approved the above technical disclosure on Australia and the Asia-Pacific.

EUROPE

Eurasian continued to be active in Europe during the second quarter, with work focused on marketing the Swedish property portfolio and adding two new exploration projects in Norway. EMX also continued its reconnaissance program in the Bohemian Massif, targeting Hercynian-age intrusion related gold and base-metal systems. In Serbia, Reservoir Minerals Inc. ("Reservoir" or "RMC") reported exploration results for the Jasikovo-Durlan Potok royalty property.

Sweden

Eurasian’s Swedish subsidiary has a 100% controlled portfolio of exploration permits that cover polymetallic VMS and Iron-Oxide-Copper-Gold (IOCG) prospects, and other areas of copper, gold, and platinum group element-enriched styles of mineralization. Earlier this year, Sweden received the top ranking in the Fraser Institute’s Policy Potential Index (www.fraserinstitute.org) based upon its favorable fiscal and political regimes for mining and exploration. This has spurred a great deal of interest in exploration projects in Sweden, and EMX is continuing discussions with potential partners regarding available properties. EMX continues to emphasize Scandinavia as a highly favorable jurisdiction for exploration and target generation.

Norway

EMX initiated a program earlier in 2014 to evaluate opportunities in Norway, and acquired the Storbekken and Burfjord properties through staking open ground. Storbekken hosts multiple exposures of gold-enriched VMS-style mineralization near the historic Røros mining district in southern Norway. Burfjord contains sediment-hosted and orogenic gold-copper targets in northern Norway, and is marked by numerous small scale historic mines and prospects, as well as outcropping copper and gold mineralization.

Serbia

EMX has a 0.5% NSR royalty covering Reservoir's share of minerals and metals mined from the “Brestovac” and “Jasikovo-Durlan Potok” properties in Serbia (see EMX news release dated February 4, 2014). These two properties are included in RMC’s Timok Project joint venture with Freeport. The Timok properties covered by EMX's 0.5% NSR royalty complement the Company’s previously established royalty portfolio in Serbia that was sold to a predecessor in title to Reservoir in 2006.

In a June 4, 2014 news release, RMC announced drill results from the Jasikovo-Durlan Potok royalty property. As demonstrated by RMC's ongoing work at Jasikovo-Durlan Potok, EMX’s Timok royalty properties strategically position the Company to participate in ongoing discoveries in one of the richest copper-gold mineral belts in Europe.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed and approved the above technical disclosure on Europe.

HAITI

Eurasian and joint venture partner Newmont Ventures Limited (“Newmont”), a wholly owned subsidiary of Newmont Mining Corporation (collectively, the “JV”), have a land position along a 130 kilometer trend of Haiti’s Massif du Nord mineral belt. Newmont is funding and managing six joint venture Designated Projects across northern Haiti that contain multiple gold, copper, copper-gold and copper-gold-silver occurrences and prospects. EMX’s work on the 100% controlled Grand Bois gold-copper project is outside of the JV with Newmont.

In March 2013, the Haitian Government suspended its Mining Convention process while Parliament began working on a new mining law with the help of the World Bank. The Government's goal is to reform the mining law to be more consistent with current international standards. Consequently, the Government deferred further consideration of the JV's request for the Research Permits that would cover the six Designated Projects, and EMX's request for an extension of the Grand Bois Research Permit, while revisions to the mining law are pending.

As a result of the suspension of the Mining Convention, Newmont placed the JV’s Designated Projects on care and maintenance status, but continues with its community relations programs. EMX considers the deferral of its request for an extension of the Grand Bois Research Permit to be a force majeure event and has also placed its Grand Bois project on care and maintenance status.

The Joint Venture participated in a series of consultation meetings between the World Bank, the Government of Haiti, and other industry representatives during the reporting period. The meetings provided an opportunity for the mining sector to present comments on the draft version of the new Haitian Mining Code. A follow-up meeting is planned to take place during the 3rd quarter in Port-au-Prince.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on Haiti.

STRATEGIC INVESTMENTS

EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry project in Far East Russia. IGC has a 51% ownership interest in the Malmyzh joint venture, with Freeport retaining a 49% interest. IGC is operating and managing the project. EMX is IGC’s largest shareholder, and as a result of a recent exercise of warrants holds 42.36% of the issued and outstanding shares (39.44% equity position on a fully-diluted basis) from investments totaling US $7.8 million.

During the quarter, IGC continued with resource, engineering, metallurgical, and environmental studies to advance the Malmyzh project according to reporting requirements of the Russian Federation. IGC also advised EMX that it had acquired the 260 square kilometer Salasinskaya property, located 20 kilometers from IGC's Shelekhovo project. Salasinskaya and Shelekhovo are not subject to the Malmyzh joint venture with Freeport, and are 100% controlled by IGC. At Shelekhovo, historic government exploration surveys identified multiple occurrences of gold, silver, and copper associated with quartz veining and alunite (see EMX news release dated November 5, 2013). Salasinskaya is considered to be the northern extension of the Shelekhovo anomaly cluster, and is marked by the widespread occurrence of quartz-alunite alteration. The Salasinskaya and Shelekhovo properties occur approximately 150 kilometers along trend to the northeast of Malmyzh. All together, these three properties cover approximately 800 square kilometers of exploration ground occurring along a ~200 kilometer belt of prospective Cretaceous-age arc terrane rocks.

The Russian Federation is encouraging mineral resource development in their Far East krais (administrative regions), as evidenced by tax breaks that became law in 2014 on corporate income and mineral resource extraction taxes. These tax breaks could directly benefit all of IGC’s projects.

EMX remains strongly supportive of IGC's advancement of the Malmyzh project, as well as its acquisition of additional prospective properties in what may become an emerging copper-gold porphyry belt.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on IGC.

RESULTS OF OPERATIONS

Six months ended June 30, 2014 compared to six months ended June 30, 2013

The net loss for the six months ended June 30, 2014 (“current period”) was $4,962,212 compared to $5,206,723 for the prior year’s comparative period (“prior period”). The loss for the current period was made up of $1,943,106 (2013 - $2,025,203) in net exploration expenditures, and $3,009,741 (2013 - $2,845,000) in general and administrative expenses offset by other losses totaling $674,375 (2013 – loss of $911,169) and $453,790 (2013 - $584,315) in net royalty income. Some items to note are:

Revenues

In the current period royalty income was earned for 878 (2013 – 944) ounces of gold totaling $1,222,381 (2013 - $1,515,530) offset by gold tax and depletion of $768,591 (2013 - $931,215) for net royalty income of $453,790 (2013 - $584,315). The decrease in royalty income was mainly due to a decrease in ounces produced and a lower gold price per ounce in the current quarter. In the current period the average gold price was US$1,283 per ounce compared to US$1,564 for 2013.

Exploration Expenditures

Exploration expenditures (gross) decreased by $1,782,686 in the current period compared to 2013 and recoveries decreased by $1,700,589 for a net decrease in exploration expenditures of $82,097 in 2014. Some of the differences between 2014 and 2013 are as follows:

•

In Sweden, expenditures in the current period were $373,190 compared to $7,694 in the prior period. During the current period, the Company solely funded the Swedish activities as Antofagasta was previously funding the programs.

•

In the USA, gross expenditures decreased from $2,658,315 to $1,979,884 and recoveries decreased from $2,358,067 to $1,587,241. In H1-2013 the Company and partner GeoNovus undertook active programs at Silver Bell West and Red Hills while there was no active program in H1-2014.

•	In the Asia Pacific region, Koonenbury expenses decreased as the Company signed an option agreement with North Queensland Mining.

General and Administrative and Other

General and administrative expenses increased by $164,741 in the current period to $3,009,741. Professional fees decreased by $391,672, mainly due to decreased external legal fees incurred. In the prior period the company incurred legal costs that were associated with the Bullion Monarch acquisition and other due diligence. Salaries and consultants decreased by $224,311 ($1,090,625 in the current period compared to $1,314,936 in 2013) due to a reduction in overall administration and corporate costs. Share-based payments increased by $556,724 due to stock options and bonus shares granted during the period. Market conditions improved for the Company’s held-for-trading investments to show an increase in fair value of its FVTPL investments of $45,932 in the current period compared to a decrease of $578,048 in the prior period.

Three months ended June 30, 2014 compared to three months ended June 30, 2013

The net loss for the three months ended June 30, 2014 (“Q2-2014”) was $2,794,687 compared to $1,973,663 for the prior year’s comparative quarter (“Q2-2013”). The loss for Q2-2014 was made up of $915,833 (Q2-2013 - $819,677) in net exploration expenditures, $1,815,715 (Q2-2013 - $1,395,291) in general and administrative expenses, and other losses totaling $467,581 (Q2-2013 - $199,438) offset by $219,265 (Q2-2013 - $202,237) in net royalty income. The reasons for the changes in the three months ended June 30, 2014 are consistent with the items noted above for the six months ended June 30, 2014.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at June 30, 2014 was $11,419,102 (December 31, 2013 - $14,217,999) and is sufficient to fund its exploration programs and administrative expenditures through the next twelve months. The Company obtains its cash requirements through the issuance of shares, funding from joint venture partners, royalty income, attracting additional joint venture partners and the sale of available investments and marketable securities all of which are used to finance further property acquisitions, explore and develop its mineral properties, and obtain strategic investments.

Operating Activities

Cash used in operations was $3,174,723 for the six months ended June 30, 2014 (H1-2013 - $4,089,294) and represents expenditures primarily on mineral property exploration and secondarily on general and administrative expense for both periods, offset by royalty income received in the period. The decrease in cash used in operations is mainly due to the Company’s efforts to reduce overall G&A and net exploration expenditures.

Financing Activities

The Company received $Nil (H1-2013 - $202,600) from the exercise of stock options.

Investing Activities

During the six months ended June 30, 2014, Eurasian received $53,028 (H1-2013 - $155,323) as interest on its cash and cash equivalents. The Company expended $500,000 (H1-2013 - $Nil) on the purchase of strategic investment marketable securities and received $265,825 (H1-2013 – spent $560,405) on the sale of marketable securities. The Company spent $45,555 on reclamation bonds in the quarter (H1-2013 $249,894)

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

QUARTERLY INFORMATION

Fiscal quarter ended	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013

Royalty income	$567,663	$654,718	$985,498	$601,860
Exploration expenditures	2,566,990	1,459,499	1,508,983	2,298,244
Exploration recoveries	(1,651,157)	(432,226)	(545,899)	(1,446,828)
Share-based payments	826,935	51,752	54,539	150,993
Net loss for the period	(2,794,687)	(2,167,525)	(2,140,328)	(6,635,561)
Basic and diluted net loss per share	(0.04)	(0.03)	(0.03)	(0.09)

Fiscal quarter ended	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012

Royalty income	$577,558	$937,972	$1,198,727	$552,248
Exploration expenditures	2,929,328	2,879,847	3,652,142	3,541,622
Exploration recoveries	(2,109,651)	(1,674,321)	(847,539)	(881,560)
Share-based payments	168,403	153,560	1,045,146	964,063
Net loss for the period	(1,973,663)	(3,233,060)	(6,267,944)	(6,550,000)
Basic and diluted net loss per share	(0.03)	(0.04)	(0.07)	(0.12)

Factors that cause fluctuations in the Company’s quarterly results include the timing of stock option and bonus share grants, foreign exchange gains and losses related to the Company’s holding of United States dollar denominated working capital items, gains or losses on investments held in its portfolio, along with fluctuating levels of operations activities on its exploration projects and due diligence undertaken on new prospects. The quarter ended September 30, 2013 saw an impairment charge of $4,765,511 which significantly increased the loss in that quarter.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

		Share-based
For the six months ended June 30, 2014	Salary or Fees	Payments	Total
President and CEO	$219,232	$26,209	$245,441
COO and Director	109,616	10,096	119,712
CFO	-	6,058	6,058
Corporate Secretary	-	2,423	2,423
Chief Legal Officer	112,156	24,511	136,668
Directors	86,930	4,914	91,844
Seabord Services Corp. (1)	209,400	-	209,400
Total	$737,334	$74,211	$811,545

		Share-based
For the six months ended June 30, 2013	Salary or Fees	Payments	Total
Management	$461,534	$234,246	$695,780
Directors	78,000	21,844	99,844
Seabord Services Corp. (1)	225,300	-	225,300
Total	$764,834	$256,090	$1,020,924

(*)Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting staff, administration staff and office space to Eurasian. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by Eurasian.

Included in accounts payable and accrued liabilities is $31,253 (December 31, 2013 - $39,183) owed to key management personnel and other related parties.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at June 30, 2014, the Company had working capital of $11,419,102 (December 31, 2013 - $14,217,999). Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•

Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at June 30, 2014, there were no changes in the levels in comparison to December 31, 2013. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$9,688,653	$-	$-	$9,688,653
Restricted cash	204,615	-	-	204,615
Fair value through profit or loss
securities	1,031,879	-	-	1,031,879
Available for sale investments	704,762	-	-	704,762
Total	$11,629,909	$-	$-	$11,629,909

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for these financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments.

Based on the June 30, 2014 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $50,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars (“USD”) and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables and other short term assets, and accounts payable and accrued liabilities to foreign exchange risk as at June 30, 2014 is as follows:

Accounts	USD amount
Cash and cash equivalents	$1,957,076
Receivables	1,274,946
Accounts payable and accrued liabilities	(627,575)
Total	$2,604,447

The balances noted above reflect the USD balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial and cash balances will be spent prior to significant foreign exchange fluctuations.

Based on the above net exposure as at June 30, 2014, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately US$26,000 in the Company’s pre-tax profit or loss.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

a)	Royalty Interest and Related Depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property, plant and equipment and royalty properties.

c)	Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount

d)	Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected tax losses applicable to the royalty stream are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the balance sheet and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

e)	Equity Investment

The Company records its interest in associated companies as equity investments. The Company has a minority position on the Boards of its associated companies, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risk

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

Eurasian cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from its Leeville royalty property in Nevada to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that Newmont will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by Eurasian.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on Eurasian’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Currency Risk

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or United States dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the United States dollar or local currencies could have an adverse impact on the amount of exploration conducted.

Joint Venture Funding Risk

Eurasian’s strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another partner or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on Eurasian, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants, The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. Eurasian’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, Eurasian is currently a passive foreign investment company (“PFIC”) for the year ending December 31, 2013 and expects to be a PFIC in future tax years. If Eurasian is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of Eurasian’s net capital gain and ordinary earnings for any year in which Eurasian is a PFIC, whether or not Eurasian distributes any amounts to its shareholders. For each tax year that Eurasian qualifies as a PFIC, Eurasian intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to Eurasian. Eurasian may elect to provide such information on its website www.EurasianMinerals.com.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE MKT and the TSX Venture Exchange. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which resulted in the SEC adopting rules that will require the Company to disclose on an annual basis, beginning in 2014, certain payments made by the Company, its subsidiaries or entities controlled by it, to the U.S. government and foreign governments, including sub-national governments. The Company’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

The Company requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of June 30, 2014 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Management evaluated the Company’s internal control over financial reporting at June 30, 2014 and concludes that it is effective and that no material weaknesses were identified.

EVENTS AFTER THE REPORTING DATE

Subsequent to June 30, 2014, the Company purchased 142,500 membership units in IGC for US $997,500 or US $7.00 per membership unit. Each membership unit consists of one membership interest and 1 membership interest purchase warrant. Each membership interest purchase warrant entitles the Company to purchase 1 additional membership interest for US $9.00 per member interest for a period of one year.

OUTSTANDING SHARE DATA

At August 12, 2014, the Company had 73,153,209 common shares issued and outstanding. There were also 5,518,200 stock options outstanding with expiry dates ranging from February 8, 2015 to June 26, 2019, and 9,175,533 warrants outstanding with expiry dates ranging from March 12, 2015 to November 12, 2015.